Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 29, 2012, relating to the consolidated financial statements of Enterprise Products Partners L.P. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph concerning the effect of the merger with Enterprise GP Holdings L.P. on November 22, 2010), and the effectiveness of Enterprise Products Partners L.P. and subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 10-K of Enterprise Products Partners L.P. for the year ended December 31, 2011, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas

March 5, 2012